COMPUTATION OF PER SHARE EARNINGS

Primary:                            1996           1995          1994
     Average Shares
       Outstanding .........      2,010,798      1,990,724    2,012,500
     Net income ............     ($177,627)     $2,026,007   $1,767,852
     Net income per share ..        ($0.09)          $1.02        $0.88